==============================================================================
                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934*

                      ONESOURCE INFORMATION SERVICES INC.
                ------------------------------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $0.01 per share
                ------------------------------------------------
                         (Title of Class of Securities)

                                  68272J106
                ------------------------------------------------
                                (CUSIP Number)

                             George F. Hamel, Jr.
                              ValueAct Capital
                        One Maritime Plaza, Suite 1400
                           San Francisco, CA 94111
                              (415) 362-3700
                ------------------------------------------------
               (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                             November 01, 2002
                ------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 240.13d-1(b)(e), 240.13d-1(f) or 240.13d-1(g) check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

=============================================================================

                                SCHEDULE 13D
--------------------------                          --------------------------
CUSIP NO. 68272J106                                              Page 2 of 15
------------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE
    PERSON (entities only)

     ValueAct Capital Partners, L.P.
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [X]
                                                                       (b) [ ]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
4. SOURCE OF FUNDS*
     WC*
------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         2,844,429**
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        2,844,429**
------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,844,429**
------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     23.90%
------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     PN
------------------------------------------------------------------------------
*See Item 3
**See Item 2 and 5
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
               (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                ATTESTATION.

                                SCHEDULE 13D
--------------------------                          --------------------------
CUSIP NO. 68272J106                                              Page 3 of 15
------------------------------------------------------------------------------

1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

     ValueAct Capital Partners II, L.P.
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [X]
                                                                       (b) [ ]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*
     WC*
------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         226,024**
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        226,024**
------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     226,024**
------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.9%
------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     PN
------------------------------------------------------------------------------
*See Item 3
**See Item 2 and 5
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
               (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                ATTESTATION.

                                SCHEDULE 13D
--------------------------                          --------------------------
CUSIP NO. 68272J106                                              Page 4 of 15
------------------------------------------------------------------------------

1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

     ValueAct Capital International, Ltd.
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [X]
                                                                       (b) [ ]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*
     WC*
------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     British Virgin Islands
------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         406,844**
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        406,844**
------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     406,844**
------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     3.42%
------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     PN
------------------------------------------------------------------------------
*See Item 3
**See Item 2 and 5
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
               (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                ATTESTATION.

                                SCHEDULE 13D
--------------------------                          --------------------------
CUSIP NO. 68272J106                                              Page 5 of 15
------------------------------------------------------------------------------

1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

     VA Partners, L.L.C.
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [X]
                                                                       (b) [ ]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*
     WC*
------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         3,477,297**
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        3,477,297**
------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,477,297**
------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     29.22%
------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     00 (LLC)
------------------------------------------------------------------------------
*See Item 3
**See Item 2 and 5
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
               (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                ATTESTATION.

                                SCHEDULE 13D
--------------------------                          --------------------------
CUSIP NO. 68272J106                                              Page 6 of 15
------------------------------------------------------------------------------

1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

     Jeffrey W. Ubben
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [X]
                                                                       (b) [ ]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*
     WC*
------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         3,477,297**
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        3,477,297**
------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,477,297**
------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     29.22%
------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     IN
------------------------------------------------------------------------------
*See Item 3
**See Item 2 and 5
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
               (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                ATTESTATION.

                                SCHEDULE 13D
--------------------------                          --------------------------
CUSIP NO. 68272J106                                              Page 7 of 15
------------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE
    PERSON (entities only)

     George F. Hamel, Jr.
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [X]
                                                                       (b) [ ]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*
     WC*
------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         3,477,297**
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        3,477,297**
------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,477,297**
------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     29.22%
------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     IN
------------------------------------------------------------------------------
*See Item 3
**See Item 2 and 5
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
               (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                ATTESTATION.

                                SCHEDULE 13D
--------------------------                          --------------------------
CUSIP NO. 68272J106                                              Page 8 of 15
------------------------------------------------------------------------------

1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

     Peter H. Kamin
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [X]
                                                                       (b) [ ]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*
     WC*
------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         3,477,297**
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        3,477,297**
------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,477,297**
------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     29.22%
------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     IN
------------------------------------------------------------------------------
*See Item 3
**See Item 2 and 5
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
               (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                ATTESTATION.

ITEM 1.  SECURITY AND ISSUER.

         This Schedule 13D relates to shares of Common Stock, par value $0.01 per share (the "Common Stock"), of OneSource Information
Services, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 300 Baker Avenue, Concord, MA 01742.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a), (b), (c) and (f).  This Statement is filed jointly by
(a)ValueAct Capital Partners, L.P. ("ValueAct Partners"), (b) ValueAct Capital Partners II, L.P. ("ValueAct Partners II"), (c) ValueAct Capital International, Ltd. ("ValueAct International"), (d) VA Partners, L.L.C. ("VA Partners"), (e) Jeffrey W. Ubben, (f) George F. Hamel, Jr. and (g) Peter H. Kamin (collectively, the "Reporting Persons").

         ValueAct Partners and ValueAct Partners II are each Delaware limited partnerships, the principal business of which is investing in securities. ValueAct International is a Company organized in the British Virgin Islands. The principal business of ValueAct International is investing in securities. Each of these entities has a principal business address of One Maritime Plaza, Suite 1400, San Francisco, California 94111.

         VA Partners is a Delaware limited liability company, the principal business of which is to render investment management services to ValueAct International and to serve as the General Partner of ValueAct Partners and ValueAct Partners II. VA Partners has a principal business address of One Maritime Plaza, Suite 1400, San Francisco, California 94111.

         Messrs. Ubben, Hamel and Kamin are each managing members, principal owners and controlling persons of VA Partners, and directors and principal executive officers of ValueAct International, and such activities constitute their principal occupations. Such individuals are sometimes collectively referred to herein as the "Managing Members" or individually as a "Managing Member". Each Managing Member is a United States citizen and has a principal business address of One Maritime Plaza, Suite 1400, San Francisco, California 94111.

         (d) and (e). None of the entities or persons identified in this Item 2 has during the past five years been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The source of funds used for the purchase of the Issuer's securities was the working capital of ValueAct Partners, ValueAct Partners II and ValueAct International. The aggregate funds used by the Reporting Persons to make the purchases were $15,729,692.37, $1,249,912.72 and $2,249,847.32, respectively.

ITEM 4.  PURPOSE OF TRANSACTION.

         The Reporting Persons have acquired the Issuer's Common Stock for investment purposes, and such purchases have been made in the Reporting Persons' ordinary course of business.

         In pursuing such investment purposes, the Reporting Persons may further purchase, hold, vote, trade, dispose or otherwise deal in the Common Stock at times, and in such manner, as they deem advisable to benefit from changes in market prices of such Common Stock, changes in the Issuer's operations, business strategy or prospects, or from sale or merger of the Issuer. To evaluate such alternatives, the Reporting Persons will routinely monitor the Issuer's operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as alternative investment opportunities, liquidity requirements of the Reporting Persons and other investment considerations. Consistent with its investment research methods and evaluation criteria, the Reporting Persons may discuss such matters with management or directors of the Issuer, other shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors. Such factors and discussions may materially affect, and result in, the Reporting Persons' modifying their ownership of Common
Stock, exchanging information with the Issuer pursuant to appropriate confidentiality or similar agreements, proposing changes in the Issuer's operations, governance or capitalization, or in proposing one or more of the other actions described in subsections (a) through (j) of this Item 4.

        In a Registration Rights Agreement dated as of November 1, 2002 (the "Registration Agreement") by and among the Issuer, ValueAct Partners, ValueAct Partners II and ValueAct International (ValueAct Partners,
ValueAct Partners II and ValueAct International being collectively referred to as the "Investors"), the Issuer represented that it had appointed Mr. Peter H. Kamin to its Board of Directors at the time of the execution of the Registration Agreement to serve until the 2003 annual meeting of the
stockholders of Issuer.   The Issuer further agreed that as long as
ValueAct owns at least 30% of the Registrable Securities, and subject to the Board's fiduciary duties, Mr. Kamin shall be included in the slate of nominees recommended for election to the Board as Directors at the 2003 Annual Meeting and at each annual meeting of the Issuer after that.

       The foregoing description of certain provisions of the Registration Agreement is qualified in its entirety by reference to the Registration Agreement, which is attached hereto as Exhibit B and the terms of which are incorporated herein by reference.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a), (b). Set forth below is the beneficial ownership of shares of Common Stock of the Issuer for each person named in Item 2. Shares reported as beneficially owned by each of ValueAct Partners, ValueAct Partners II and ValueAct International are also reported as beneficially owned by VA Partners, as investment manager or General Partner of each of such investment partnerships, and by the Managing Members as controlling persons of VA Partners. VA Partners and the Managing Members also, directly or indirectly, may own interests in one or both of such partnerships from time to time. Unless otherwise indicated below, by reason of such relationships each of the partnerships is reported as having shared power to vote or to direct the vote, and shared power to dispose or direct the disposition of, the shares of Common Stock held of record by it, with VA Partners and the Managing Members.

         ValueAct Partners is the beneficial owner of 2,844,429 shares of Common Stock, representing approximately 23.90% of the Issuer's outstanding Common Stock. ValueAct Partners II is the beneficial owner of 226,024 shares of Common Stock, representing approximately
1.90% of the Issuer's outstanding Common Stock. ValueAct International is the beneficial owner of 406,844 shares of Common Stock, representing approximately 3.42% of the Issuer's outstanding Common Stock. VA
Partners, Mr. Ubben, Mr. Kamin and Mr. Hamel may each be deemed the beneficial owner of an aggregate of 3,477,297 shares of Issuer Common Stock, representing approximately 29.22% of the Issuer's outstanding Common
Stock. All percentages set forth in this Schedule 13D are based upon the Issuer's reported 11,900,256 outstanding shares of Common Stock as reported in the Issuer's Form 10-Q for the quarter ended June 30, 2002.

(c) On November 01, 2002, the Investors purchased the following shares of Common Stock pursuant to two Stock Purchase Agreements:

Reporting Person                 Date        Shares     Price/Share
----------   	                  ---------     -------    -----------
ValueAct Partners              11-01-02      2,747,929     $5.53
                               11-01-02         96,500     $5.53

Value Partners II              11-01-02        226,024     $5.53

Value International            11-01-02        406,844     $5.53

(d) and (e)  Not applicable.
                               Page 11 of 15

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Other than as described elsewhere in this Report, the Reporting Persons have no understandings, arrangements, relationships or contracts relating to the Issuer's Common Stock which are required to be described hereunder.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

A) Joint Filing Agreement
B) Registration Rights Agreement

                                  SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                             POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below on this Schedule 13D hereby constitutes and appoints Jeffrey W. Ubben, George F. Hamel, Jr. and Peter H. Kamin, and each of them, with full power to act without the other, his or its true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or it and in his or its name, place and stead, in any and all capacities (until revoked in writing) to sign any and all amendments to this Schedule 13D, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary fully to all intents and purposes as he or it might or could do in person, thereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.


                              ValueAct Capital Partners L.P., by
                              VA Partners, L.L.C., its General Partner

                              By:    /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  November 11, 2002      George F. Hamel, Jr., Managing Member


                              ValueAct Capital Partners II L.P., by
                              VA Partners, L.L.C., its General Partner
                              By:    /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  November 11, 2002      George F. Hamel, Jr., Managing Member


                              ValueAct Capital International, Ltd., by
                              VA Partners, L.L.C., its investment manager
                              By:    /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  November 11, 2002      George F. Hamel, Jr., Managing Member

                              VA Partners, L.L.C.

                              By:    /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  November 11, 2002      George F. Hamel, Jr., Managing Member


                                  /s/  Jeffrey W. Ubben
                                --------------------------------------
Dated:  November 11, 2002      Jeffrey W. Ubben


                                  /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  November 11, 2002      George F. Hamel, Jr.


                                  /s/  Peter H. Kamin
                                --------------------------------------
Dated:  November 11, 2002      Peter H. Kamin

                                   Exhibit A
                           JOINT FILING AGREEMENT

The undersigned parties hereby agree that the Schedule 13D filed herewith (and any amendments thereto) relating to the Common Stock of OneSource Information Services, Inc. is being filed jointly on behalf of each of them with the Securities and Exchange Commission pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended.

                              ValueAct Capital Partners L.P., by
                              VA Partners, L.L.C., its General Partner
                              By:    /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  November 11, 2002       George F. Hamel, Jr., Managing Member


                              ValueAct Capital Partners II L.P., by
                              VA Partners, L.L.C., its General Partner
                              By:    /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  November 11, 2002       George F. Hamel, Jr., Managing Member


                              ValueAct Capital International, Ltd., by
                              VA Partners, L.L.C., its investment manager

                              By:    /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  November 11, 2002       George F. Hamel, Jr., Managing Member


                              VA Partners, L.L.C.

                              By:    /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  November 11, 2002       George F. Hamel, Jr., Managing Member


                                  /s/  Jeffrey W. Ubben
                                --------------------------------------
Dated:  November 11, 2002       Jeffrey W. Ubben


                                  /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  November 11, 2002       George F. Hamel, Jr.


                                  /s/  Peter H. Kamin
                                --------------------------------------
Dated:  November 11, 2002       Peter H. Kamin

                                  Exhibit B

                           REGISTRATION RIGHTS AGREEMENT
                           -----------------------------

     This REGISTRATION RIGHTS AGREEMENT is entered into as of November 1, 2002 (this "Agreement"), by and among OneSource Information Services, Inc., a Delaware corporation (the "Corporation"), ValueAct Capital Partners, L.P., a Delaware limited partnership, ValueAct Capital Partners II, L.P., a Delaware limited partnership, and ValueAct Capital International, Ltd., a British Virgin Islands corporation (collectively, "ValueAct").

                                     Background

A.Pursuant to the Stock Purchase Agreement, dated as of the date hereof (the "Information Partners Stock Purchase Agreement"), by and among Information Partners Capital Fund, L.P., a Delaware limited partnership, BCIP Associates, a Delaware general partnership, and BCIP Trust Associates, L.P., a Delaware limited partnership (collectively, "Information Partners") and ValueAct Capital Partners, L.P., a Delaware limited partnership, and the Stock Purchase Agreement, dated as of the date hereof, by and among William Blair Venture Partners III Limited Partnership, an Illinois limited partnership ("WBVP", and together with Information Partners, the "Sellers"), and ValueAct (the "WBVP Stock Purchase Agreement" and together with the Information Partners Stock Purchase Agreement, the "Stock Purchase Agreements"), the Sellers have each agreed to sell to ValueAct, and ValueAct has agreed to purchase from the Sellers, an aggregate of 3,477,297 shares of Common
Stock (as defined below).

     B. The Corporation desires that ValueAct purchase the Common Stock of the Corporation and become a stockholder of the Corporation.

     C. In connection with the sale of the Common Stock by the Sellers to ValueAct, and in order to induce ValueAct to purchase the Common Stock, the parties hereto desire to enter into certain arrangements relating to ValueAct's ownership of the Registrable Securities.

                                      Terms

In consideration of the premises and mutual covenants and obligations hereinafter set forth and intending to be legally bound, the parties hereto agree as follows:


                                   Section 1.

                                   ARTICLE I

                                DEFINED TERMS

     Section 1.1. Definitions. Unless the context otherwise requires, the terms defined in this Article I shall, for the purposes of this Agreement, have the meanings herein specified.

     "Affiliate" means with respect to a specified Person, any Person that directly or indirectly controls, is controlled by, or is under common control with, the specified Person, and that Person's spouse, estate, personal representative or lineal descendants or any trust for the benefit of such Person and/or such Person's spouse and/or such Person's lineal descendants or any entities controlled by such Person. As used in this definition, the term "control" means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities, by contract or otherwise.

     "Agreement" shall have the meaning set forth in the preamble hereto.

     "Board of Directors" shall mean the Board of Directors of the Corporation.

     "Business Day" shall mean any day other than a Saturday, a Sunday or a day on which banks in New York City are authorized or obligated by law or executive order to not open or remain closed.

     "Commission" shall mean the Securities and Exchange Commission or any other federal agency at the time administering the Securities Act.

     "Common Stock" shall mean the shares of common stock, par value $.01 per share, of the Corporation.

      "Corporation" shall have the meaning set forth in the preamble hereto.

      "Demand Registration Request" shall have the meaning set forth in
Section 2.1 hereof.

      "Directors" shall mean those individuals elected as members of the Board of Directors.

     "Exchange Act" means the Securities Exchange Act of 1934, as amended, or any similar federal statute and the rules and regulations of the Commission thereunder, all as the same shall be in effect at the time.

     "Holder" shall mean any Person holding Registrable Securities and any Person holding Registrable Securities to whom the rights under this Agreement have been transferred in accordance with Section 2.9 hereof.

     "Person" includes any individual, corporation, association, partnership (general or limited), joint venture, trust, estate, limited liability company, or other legal entity or organization.

     "Registrable Securities" means the shares of Common Stock purchased by ValueAct pursuant to the Stock Purchase Agreements.

     "Securities Act" means the Securities Act of 1933, as amended, or any similar federal statute and the rules and regulations of the Commission thereunder, all as the same shall be in effect at the time.

     "Stock Purchase Agreements" shall have the meaning set forth in the recitals hereof.

     "Underwritten Offering" shall mean a registration in which securities of the Corporation are sold to an underwriter for reoffering to the public.

     "ValueAct" shall have the meaning set forth in the preamble hereto.

     Section 1.2. Headings. The headings and subheadings in this Agreement are included for convenience and identification only and are in no way intended to describe, interpret, define or limit the scope, extent or intent of this Agreement or any provision hereof.

                                Section 2.

                               ARTICLE II

                           REGISTRATION RIGHTS

Section 2.1. 	Demand Registration.  At any time after the first anniversary of the date of this Agreement, the holders of not less than 50.1% of the Registrable Securities then outstanding (the "Majority Holder") shall be entitled to make two (2) written requests at any time and from time to time (each a "Demand Registration Request") to the Corporation for registration under the Securities Act with respect to not less than 15% of the shares of the Registrable Securities then outstanding (a "Demand Registration")
(which Demand Registration Request shall specify the intended number of Registrable Securities to be disposed of), and the Corporation shall use its best efforts to effect such registration within thirty (30) days of such request in accordance with the terms hereof.

     Section 2.2. Registration on Form S-3. In addition to the rights Under paragraph Section 2.1 above, at any time after the first anniversary of the date of this Agreement and upon the written request of the Majority Holder, the Corporation shall use its best efforts to effect the registration of not less than 15% of the shares of the Registrable Securities then outstanding on Form S-3 or any successor form to Form S-3, (a "S-3 Registration"); provided, however, that the Corporation shall be obligated to use best efforts to effect an S-3 Registration only if the Corporation is then eligible to file the related registration statement on Form S-3 (or any successor form) under the Securities Act for such a transaction. The Corporation shall not be obligated to effect more than two registrations in a 12 month period.

     Section 2.3. Priority on Demand Registration. In the event that a registration pursuant to Section 2.1 or 2.2 is for an Underwritten Offering, the Corporation shall promptly so advise the Holders. In such event, the right of any Holder to enter into a registration statement pursuant to
Section 2.1 or 2.2 shall be conditioned on such Holder's participation in the underwriting arrangements required by this Section 2.3, and the inclusion of such Holder's Registrable Securities in the underwriting to the extent requested shall be limited to the extent provided herein.

     The Corporation shall (together with all Holders and other holders proposing to distribute their securities through such underwriting) enter into an underwriting agreement in customary form with the managing underwriter selected for such underwriting by a majority of the Holders, but subject to the Corporation's reasonable approval. Notwithstanding any other provision of this Section, if the managing underwriter determines that marketing factors require a limitation of the number of shares to be underwritten, the underwriter may limit the Registrable Securities to be included in such registration and underwriting (provided that securities of all other security holders are not included therein). In the event of a limitation on the number of Registrable Securities to be included in a registration, then the Corporation shall so advise all Holders and the number of Registrable Securities that may be included in the registration and underwriting shall be allocated among all Holders thereof in proportion, as nearly as practicable, to the respective amounts of Registrable Securities held by such Holders. No Registrable Securities excluded from the underwriting by reason of the underwriter's marketing limitation shall be included in such registration.

     If any Holder of Registrable Securities disapproves of the terms of the underwriting, such Person may elect to withdraw therefrom by written notice to the Corporation, the managing underwriter and the other Holders. The Registrable Securities so withdrawn shall also be withdrawn from registration, and such Registrable Securities shall not be transferred in a public distribution prior to 30 days after the effective date of such registration, or such other shorter period of time as the underwriters may require.

     The Corporation shall be entitled to register securities for sale for its own account in any registration requested pursuant to this Section unless the underwriter shall indicate in writing to the Holders that the inclusion of the shares to be sold for the account of the Corporation will adversely affect the registration, the price of the shares to be sold and the number of shares to be sold for the account of the Holders. The Corporation may not cause any other registration of securities for sale for its own account (other than a registration effected solely to implement an employee benefit plan or stock option plan or a transaction contemplated by Rule 145 of the Commission) to be initiated after a registration requested pursuant to this Section and to become effective less than 90 days after the effective date of any registration requested pursuant to this Section.

     Section 2.4. 	Incidental Registration.

(a) If the Corporation proposes to register any of its capital stock or other equity securities, either for its own account or the account of a security holder or holders (including any securities convertible into or exchangeable for equity securities) under the Securities Act in connection with the public offering of such securities solely for cash (other than in connection with mergers, acquisitions, exchange offers, subscription offers, dividend reinvestment plans, stock option or other employee benefit plans or other registrations on Form S-4 or Form S-8 or successor forms thereto), whether or not for sale for its own account, the Corporation shall, at such time, give at least thirty (30) days prior written notice to ValueAct of its intentions to file a registration statement under the Securities Act. Upon the written request of ValueAct given within twenty (20) days after the receipt of such notice by the Corporation (which request shall specify the aggregate number of Registrable Securities owned by ValueAct that ValueAct elects to be registered), the Corporation shall, subject to the terms hereof, use its best efforts to cause such Registrable Securities that ValueAct has requested to be registered to be included in such registration; provided, however, that if, prior to or after the effective date of the registration statement filed in connection with such registration, the Corporation shall determine for any reason to terminate or withdraw such registration, the Corporation shall give written notice of such determination to ValueAct and, thereupon, shall be relieved of its obligation under this
Section 2.4 to register any Registrable Securities in connection with such aborted registration (but not from its obligation to pay any expenses incurred by ValueAct in connection therewith).

(b) In the event that a registration pursuant to Section 2.4 is for an Underwritten Offering, the Corporation shall promptly so advise the Holders. In such event, the right of any Holder to enter into a registration statement pursuant to Section 2.4 shall be conditioned on such Holder's participation in the underwriting arrangements required by this Section 2.4, and the inclusion of such Holder's Registrable Securities in the underwriting to the extent requested shall be limited to the extent provided herein.

     The Corporation (together with all Holders and other holders proposing to distribute their securities through such underwriting) enter into an underwriting agreement in customary form with the managing underwriter selected by the Corporation. Notwithstanding any other provision of this Section 2.4, if the managing underwriter determines that marketing factors require a limitation of the number of shares to be underwritten, the underwriter may limit the number of shares to be included in the underwriting and allocate the shares in priority as follows: (i) all shares of Common Stock proposed to be underwritten on behalf of the Corporation for its own account and then (ii) all shares of Registrable Securities proposed to be underwritten on behalf of the Holders , and then (iii) all other shares of Common Stock proposed to be included in such registration. No Registrable Securities excluded from the underwriting by reason of the underwriter's marketing limitation shall be included in such registration.

     If any Holder of Registrable Securities disapproves of the terms of the underwriting, such Person may elect to withdraw therefrom by written notice to the Corporation, the managing underwriter and the other Holders. The Registrable Securities so withdrawn shall also be withdrawn from registration, and such Registrable Securities shall not be transferred in a public distribution prior to 30 days after the effective date of such registration, or such other shorter period of time as the underwriters may require.

     Section 2.5. 	Expenses of Registration.  The Corporation shall bear
and pay all reasonable expenses other than underwriting fees, discounts and commissions relating to shares of Registrable Securities incurred in connection with each registration, filing or qualification pursuant to this Agreement, including (without limitation) all registration, blue sky, securities exchange or listing fees, filing and qualification fees, printing and accounting fees (including for audits and comfort letters), and fees and disbursements of counsel for the Holders. Underwriting discounts and commissions relating to the shares of Registrable Securities included in a registration pursuant to this Agreement shall be borne and paid ratably by ValueAct in proportion to its participation in such registration.

     Section 2.6. 	Registration Procedures.  If and whenever the
Corporation is required to effect or cause the registration of any Registrable Securities under the Securities Act as provided in this Agreement, the Corporation will, as expeditiously as reasonably possible:

(a) prepare and file with the Commission a registration statement with respect to such Registrable Securities, and use its best efforts to cause such registration statement to become effective and to keep ValueAct advised in writing of the initiation and progress of proceedings regarding such registration;

(b) prepare and file with the Commission such amendments and supplements to such registration statement and the prospectus used in connection therewith as may be necessary to keep such registration statement effective for a period of not less than one-hundred eighty (180) days or such shorter period which will terminate when all Registrable Securities covered by such registration statement have been sold (but not before the expiration of the ninety (90)-day period referred to in Section 4(3) of the Securities Act and Rule 174 thereunder, if applicable) and comply with the provisions of the Securities Act with respect to the disposition of all securities covered by such registration statement;
(c)furnish to ValueAct such number of copies of such registration statement and of each such amendment and supplement thereof (in each case including all exhibits), such number of copies of the prospectus included in such registration statement (including each preliminary prospectus and summary prospectus), in conformity with the requirements of the Securities Act, and such other documents as ValueAct may reasonably request in order to facilitate the disposition of the Registrable Securities;

(c) use its best efforts to register or qualify such Registrable Securities covered by such registration statement under such other securities or blue sky laws of such jurisdictions as ValueAct shall request, and do any and all other acts and things which may be necessary or advisable to enable ValueAct to consummate the disposition in such jurisdictions of the Registrable Securities; provided, however, that the Corporation shall not be required to qualify generally to do business in any jurisdiction where it is not then so qualified or to take any action which would subject it to general service of process in any such jurisdiction where it is not then so subject or subject itself to general taxation in any jurisdiction where it is not then so subject;

(d) cooperate with the Holders and the managing underwriters, if any, to facilitate the timely preparation and delivery of certificates representing Registrable Securities to be sold and not bearing any restrictive legends; and enable such Registrable Securities to be in such denominations and registered in such names as the managing underwriters may request at least two (2) business days prior to any sale of Registrable Securities to the underwriters;

(e) immediately notify ValueAct, at any time when the registration statement is required to be kept effective under clause (b) of this
Section 2.6, of the Corporation becoming aware that the prospectus included in such registration statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing (which facts ValueAct shall keep confidential), and within ten (10) days prepare and furnish to ValueAct a reasonable number of copies of an amended or supplemental prospectus as may be necessary so that, as thereafter delivered to the purchasers of such Registrable Securities, such prospectus shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing;

(f) make every reasonable effort to obtain the withdrawal of any order suspending the effectiveness of a registration statement at the earliest possible moment;

(g) use its best efforts to list such Registrable Securities on any securities exchange or quoted on a quotation system on which the Common Stock is then listed or quoted, and provide a transfer agent and registrar for such Registrable Securities covered by such registration statement not later than the effective date of such registration statement;

     (i) furnish ValueAct, upon request, a signed counterpart of:

            (i)an opinion of counsel for the Corporation, dated the effective date of such registration statement (or, if such registration involves an underwritten public offering, dated the date of the closing under the underwriting agreement), reasonably satisfactory in form and substance to ValueAct and the managing underwriter, if any; and

            (ii) a "comfort" letter, dated the effective date of such registration statement (or, if such registration involves an underwritten public offering, dated the date of the closing under the underwriting agreement), signed by the independent public accountants who have certified the Corporation's financial statements included in such registration statement, covering such matters with respect to such registration statement as are customarily covered in accountants' letters delivered to the underwriters in underwritten offerings of securities as may reasonably be requested by ValueAct and the managing underwriter, if any;

     (j) make available for inspection by ValueAct, by any underwriter participating in any disposition to be effected pursuant to such registration statement and by any attorney, accountant or other agent retained by ValueAct or any such underwriter (individually, an "Inspector" and collectively, the "Inspectors"), all pertinent financial and other records, pertinent corporate documents and properties of the Corporation as shall be reasonably necessary to enable them to exercise their due diligence responsibilities (collectively, the "Records"), and cause all of the Corporation's officers, directors and employees to supply all information reasonably requested by ValueAct or any such underwriter, attorney, accountant or agent in connection with such registration statement; provided that ValueAct agrees that non-public information obtained by it as a result of such Inspections shall be deemed confidential and acknowledges its obligations under the Federal securities laws not to trade any securities of the Corporation on the basis of material non-public information; The rights granted pursuant to this subsection (j) may not be assigned or otherwise conveyed by such person or by any subsequent transferee of any such rights without the written consent of the Corporation, which consent shall not be unreasonably withheld; provided that the Corporation may refuse such written consent if the proposed transferee is a competitor of the Corporation as determined by the Board of Directors in a written consent a copy of which shall be provided to the proposed transferor; and provided further, that no such written consent shall be required if the transfer is made to a party who is not a competitor of the Corporation and who is a parent, subsidiary, affiliate, partner or group member of such person;

     (k) otherwise use its best efforts to comply with all applicable rules and regulations of the Commission, and make generally available to its security holders, an earnings statement covering the period of at least twelve (12) months, but not more than eighteen (18) months, beginning with the first month after the effective date of a registration statement, which earnings statement shall satisfy the provisions of
Section 11(a) of the Securities Act; and

     (l) take such other reasonable steps that are necessary or advisable to permit the sale of such Registrable Securities.

	ValueAct agrees that, upon receipt of any notice from the Corporation of the happening of any event of the kind described in clause
(f) of this Section 2.6, ValueAct will forthwith discontinue disposition of Registrable Securities pursuant to the registration statement covering such Registrable Securities until ValueAct's receipt of the copies of the supplemented or amended prospectus contemplated by clause (f) of this
Section 2.6, and, if so directed by the Corporation, ValueAct will deliver to the Corporation (at the Corporation's expense) all copies, other than permanent file copies then in ValueAct's possession, of the prospectus covering such Registrable Securities current at the time of receipt of the Corporation's notice. In the event the Corporation shall give any such notice, the periods mentioned in clause (b) of this Section 2.7 shall be extended by the number of days during the period from and including the date of the giving of such notice pursuant to clause (f) of this Section
2.6 to the date when ValueAct shall have received the copies of the supplemented or amended prospectus contemplated by clause (f) of this
Section 2.6.

     Section 2.7. 	Furnishing of Information.  It shall be a condition
precedent to the obligations of the Corporation to take any action pursuant to this Article II that ValueAct shall have furnished to the Corporation such information as the Corporation shall request regarding ValueAct, the shares of Registrable Securities held by ValueAct, and the intended method of disposition of such shares of Registrable Securities as shall be required to effect the requested registration. The Corporation shall provide ValueAct with copies of all correspondence with the Securities and Exchange Commission related to any registration statement filed pursuant to this Article II and in which ValueAct is participating on a reasonably prompt basis.

     Section 2.8. 	Rule 144 Reporting.  With a view to making available
the benefits of certain rules and regulations of the Commission which may at any time permit the sale of the Registrable Securities to the public without registration, after such time as a public market exists for the Common Stock of the Corporation, the Corporation agrees to use its best lawful efforts to:

(a) Make and keep public information regarding the Corporation available, as those terms are understood and defined in Rule 144 under the Securities Act, at all times from and after 90 days following the effective date of the first registration under the Securities Act filed by the Corporation for an offering of its securities to the general public.

(b) File with the Commission in a timely manner all reports and other documents required of the Corporation under the Securities Act and the Exchange Act (at any time after it has become subject to such reporting requirements);

(c) So long as a Holder owns any Registrable Securities, furnish to such Holder forthwith upon request a written statement by the Corporation as to its compliance with the reporting requirements of said Rule 144 (at any time from and after 90 days following the effective date of the first registration statement filed by the Corporation for an offering of its securities to the general public), and of the Securities Act and the Exchange Act (at any time after it has become subject to such reporting requirements), a copy of the most recent annual or quarterly report of the Corporation, and such other reports and documents of the Corporation and other information in the possession of or reasonably obtainable by the Corporation as a Holder may reasonably request in availing itself of any rule or regulation of the Commission allowing such Holder to sell any such securities without registration.

     Section 2.9. 	Transfer of Registration Rights.  The rights granted
to a Holder under Article II may be assigned to a transferee or assignee in connection with any transfer or assignment of Registrable Securities by a Holder provided that: (i) such transfer may otherwise be effected in accordance with applicable securities laws, (ii) such assignee or transferee acquires at least one-third of the number of Registrable Securities originally held by ValueAct (subject to appropriate adjustment for any stock splits, dividends, subdivisions, combinations, recapitalizations and the like) and (iii) the Holder notifies the Corporation in writing of the transfer or assignment, stating the name and the address of the transferee or assignee and identifying the securities with respect to which such registration rights are being transferred or assigned and the assignee or transferee agrees in writing to be bound by the provisions of this Agreement.

     Section 2.10. 	Limitation on Subsequent Registration Rights.  Without
the prior written consent of the Majority Holder, the Corporation shall not, after the date hereof and before the second anniversary of the date of this Agreement, grant any registration rights which conflict with or impair, or have priority over, the registration rights granted hereby.

     Section 2.11. 	Standoff Period.  If at the time of any request to
register Registrable Securities pursuant to Section 2.1 or 2.2 the Corporation is preparing or within thirty (30) days thereafter commences to prepare a registration statement for a public offering (other than in connection with a registration requested pursuant to Section 2.1 or 2.2 or the registration of equity securities issued or issuable pursuant to an employee stock option, stock purchase, stock bonus or similar plan or pursuant to a merger, exchange offer or transaction of the type specified in Rule 145(a) under the Securities Act) which in fact is filed and becomes effective within ninety (90) days after the request, or is engaged in any activity which, in the good faith determination of the Board of Directors, would be adversely affected by the requested registration to the material detriment of the Corporation, then the Corporation may at its option direct that such request be delayed for a period not in excess of four months from the effective date of such offering or the date of commencement of such other activity, as the case may be, such right to delay a request to be exercised by the Corporation not more than once in any two year period. Nothing in this Section shall preclude a Holder of Registrable Securities from enjoying registration rights which it might otherwise possess under Section 2.4. If the Corporation has exercised its right to delay a registration pursuant to this Section and the Holders of Registrable Securities withdraw the demand for such registration, such withdrawn demand shall not be counted as a demand under Section 2.1.


                          Section 3.

                         ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE CORPORATION

     Section 3.1. 	Authority.  The Corporation has all requisite
corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder, and to consummate the transactions contemplated hereby to be consummated by the Corporation. The execution, delivery and performance of this Agreement by the Corporation and the consummation by the Corporation of the transactions contemplated hereby have been duly authorized by all necessary limited partnership action and no other proceedings on the part of the Corporation are necessary to authorize this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Corporation and (assuming the due authorization, execution and delivery hereof by the other parties hereto), constitutes the legal, valid and binding obligation of the Corporation enforceable against the Corporation in accordance with its terms.

     Section 3.2. 	Board of Directors.  (a) The Corporation represents
and warrants that the Board of Directors has increased its size from to five (5) to six (6) members.

(b) Effective as of the date hereof, Peter H. Kamin
(the "ValueAct Director") (i) has been appointed by the Board of directors as a director to fill the existing vacancy thereon, to serve until the 2003 annual meeting of the stockholders of the Corporation, and
(ii) subject to the requirements established by the National Association of Securities Dealers, the Commission, the Nasdaq Stock Market, Inc., any governmental or regulatory body exercising authority over the Corporation, or any other applicable statute, rule or regulation, will be appointed to any Executive or Governance committees or other committees of the Board of Directors with powers similar to those customarily exercised by such committees.


                           Section 4.

                          ARTICLE IV

               ADDITIONAL COVENANT OF THE CORPORATION

     Section 4.1. 	For so long as ValueAct owns at least 30% of the
Registrable Securities, the Corporation shall, subject to the Board of Director's fiduciary duties under applicable law and subject to the requirements established by the National Association of Securities Dealers, the Commission, the Nasdaq Stock Market, Inc., any governmental or regulatory body exercising authority over the Corporation, or any other applicable statute, rule or regulation, use its best efforts to include the ValueAct Director in the slate of nominees recommended for election to the Board of Directors at each annual meeting of the Corporation after the date hereof.

     Section 4.2. 	In consideration of entering into this Agreement and
the Stock Purchase Agreements, the Corporation shall reimburse ValueAct for, or as ValueAct may request the Corporation to pay directly, the reasonable fees, expenses and costs of counsel for ValueAct not to exceed $20,000.


                          Section 5.
                          ARTICLE V

                        INDEMNIFICATION

     Section 5.1. Indemnification by the Corporation. To the extent permitted by law, the Corporation will indemnify each Holder, each of its officers and directors, partners and legal counsel and each Person controlling such Holder within the meaning of Section 15 of the Securities Act, with respect to which registration, qualification or compliance has been effected pursuant to this Agreement, and each underwriter, if any, and each Person who controls any underwriter within the meaning of Section 15 of the Securities Act, against all expenses, claims, losses, damages or liabilities (or actions or proceedings in respect thereof), including any of the foregoing incurred in settlement of any litigation, commenced or threatened, arising out of or based on any untrue statement (or alleged untrue statement) of a material fact contained in any registration statement, prospectus, offering circular or other document, or any amendment or supplement thereto, incident to any such registration, qualification or compliance, or based on any omission (or alleged omission) to state therein a material fact required to be stated therein or necessary to make the statements therein, not misleading, or any violation by the Corporation of the Securities Act or any rule or regulation promulgated under the Securities Act applicable to the Corporation in connection with any such registration, qualification or compliance, and the Corporation will reimburse each such Holder, each of its officers and directors, partners and legal counsel and each Person controlling such Holder, each such underwriter and each Person who controls any such underwriter, for any legal and any other expenses reasonably incurred in connection with investigating, preparing, settling or defending any such claim, loss, damage, liability or action, provided that the Corporation will not be liable in any such case to the extent that any such claim, loss, damage, liability or expense arises out of or is based on any untrue statement or omission or alleged untrue statement or omission, made in reliance upon and in conformity with written information furnished to the Corporation by such Holder, controlling Person or underwriter and stated to be specifically for use therein. Notwithstanding the foregoing, insofar as the foregoing indemnity relates to any such untrue statement (or alleged untrue statement) or omission (or alleged omission) made in the preliminary prospectus but eliminated or remedied in the amended prospectus on file with the Commission at the time the registration statement becomes effective or in the final prospectus filed with the Commission pursuant to Rule 424(b) of the Commission, the indemnity agreement herein shall not inure to the benefit of any underwriter if a copy of the final prospectus filed pursuant to Rule 424(b) was not furnished to the Person or entity asserting the loss, liability, claim or damage at or prior to the time such furnishing is required by the Securities Act.

     Section 5.2. 	Indemnification by Holders.  To the extent permitted
by law, each Holder will, if Registrable Securities held by such Holder are included in the securities as to which such registration, qualification or compliance is being effected, indemnify the Corporation, each of its directors, officers and legal counsel, each underwriter, if any, of the Corporation's securities covered by such a registration statement, each Person who controls the Corporation or such underwriter within the meaning of Section 15 of the Securities Act, and each other such Holder, each of its officers and directors and each Person controlling such Holder within the meaning of Section 15 of the Securities Act, against all claims, losses, damages and liabilities (or actions in respect thereof) arising out of or based on any untrue statement (or alleged untrue statement) of a material fact contained in any such registration statement, prospectus, offering circular or other document, or any omission (or alleged omission) to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and will reimburse the Corporation, such Holders, such directors, officers, legal counsel, Persons, underwriters or control persons for any legal or any other expenses reasonably incurred in connection with investigating or defending any such claim, loss, damage, liability or action, in each case to the extent, but only to the extent, that such untrue statement (or alleged untrue statement) or omission (or alleged omission) is made in such registration statement, prospectus, offering circular or other document in reliance upon and in conformity with written information furnished to the Corporation by such Holder and stated to be specifically for use therein. Notwithstanding the foregoing, the liability of each Holder under this subsection (b) shall be limited in an amount equal to the net proceeds from the sale of the Registrable Securities sold by such Holder. In addition, insofar as the foregoing indemnity relates to any such untrue statement (or alleged untrue statement) or omission (or alleged omission) made in the preliminary prospectus but eliminated or remedied in the amended prospectus on file with the Commission at the time the registration statement becomes effective or in the final prospectus filed pursuant to Rule 424(b) of the

Commission, the indemnity agreement herein shall not inure to the benefit of the Corporation, any underwriter or (if there is no underwriter) any Holder if a copy of the final prospectus filed pursuant to Rule 424(b) was not furnished to the Person or entity asserting the loss, liability, claim or damage at or prior to the time such furnishing is required by the Securities Act.

     Section 5.3. 	Notice.  Each party entitled to indemnification under
this Article 5 (the "Indemnified Party") shall give notice to the party required to provide indemnification (the "Indemnifying Party") promptly after such Indemnified Party has actual knowledge of any claim as to which indemnity may be sought, and shall permit the Indemnifying Party to assume the defense of any such claim or any litigation resulting therefrom, provided that counsel for the Indemnifying Party, who shall conduct the defense of such claim or any litigation resulting therefrom, shall be approved by the Indemnified Party (whose approval shall not unreasonably be withheld), and the Indemnified Party may participate in such defense at such party's expense, and provided further that the failure of any Indemnified Party to give notice as provided herein shall not relieve the Indemnifying Party of its obligations under this Agreement unless the failure to give such notice is materially prejudicial to an Indemnifying Party's ability to defend such action and provided further, that the Indemnifying Party shall not assume the defense for matters as to which there is a conflict of interest or separate and different defenses. No Indemnifying Party, in the defense of any such claim or litigation, shall, except with the consent of each Indemnified Party, consent to entry of any judgment or enter into any settlement which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such Indemnified Party of a release from all liability in respect to such claim or litigation. No Indemnified Party shall consent to entry of any judgment or enter into any settlement without the consent of each Indemnifying Party (which consent shall not be unreasonably withheld).
Each Indemnified Party shall furnish such information regarding itself or the claim in question as an Indemnifying Party may reasonably request in writing and as shall be reasonably required in connection with defense of such claim and litigation resulting therefrom.

     Section 5.4. 	Contribution.  If the indemnification provided for in
this Article 5 is held by a court of competent jurisdiction to be unavailable to an Indemnified Party with respect to any losses, claims, damages, expenses or liabilities referred to therein, then each Indemnifying Party, in lieu of indemnifying such Indemnified Party, shall contribute to the amount paid or payable by such Indemnified Party as a result of such losses, claims, damages, expenses or liabilities in such proportion as is appropriate to reflect the relative fault of the Corporation on the one hand and all shareholders offering securities in the offering (the "Selling Shareholders") on the other in connection with the statements or omissions which resulted in such losses, claims, damages, expenses or liabilities, as well as any other relevant equitable considerations. The relative fault of the Corporation on the one hand and the Selling Shareholders on the other shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of material fact or the omission or alleged omission to state a material fact relates to information supplied by the Corporation or by the Selling Shareholders and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. The Corporation and the Selling Shareholders agree that it would not be just and equitable if contribution pursuant to this Section
5.4 were based solely upon the number of entities from whom contribution was requested or by any other method of allocation which does not take account of the equitable considerations referred to above in this Section
5.4. The amount paid or payable by an Indemnified Party as a result of the losses, claims, damages, expenses and liabilities referred to above in this Section 5.4 shall be deemed to include any legal or other expenses reasonably incurred by such Indemnified Party in connection with investigating or defending any such action or claim, subject to the provisions of Section 5.3 hereof. Notwithstanding the provisions of this
Section 5.4, no Selling Shareholder shall be required to contribute any amount or make any other payments under this Agreement which in the aggregate exceed the proceeds received by such Selling Shareholder. No Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation.

     Section 5.5. 	Notwithstanding the foregoing, to the extent that the
provisions on indemnification and contribution contained in the underwriting agreement entered into in connection with an underwritten public offering are in conflict with the foregoing provisions, the provisions in the underwriting agreement shall control.

                             Section 6.

                             ARTICLE VI

                           MISCELLANEOUS

     Section 6.1. 	Notices.  All notices and other communications
provided for or permitted hereunder shall be made in writing by hand delivery, telecopier, any courier guaranteeing overnight delivery or first class registered or certified mail, return receipt requested, postage prepaid, addressed to the applicable party at the address set forth below or such other address as may be hereafter designated in writing by such party to the other parties in accordance with the provisions of this
Section:

    (a) if given to the Corporation, at the following address:
              OneSource Information Services, Inc.
              300 Baker Avenue,
              Concord, MA 01742
              Telecopy:  978.318.4690
              Attention:  Roy Landon

             with a copy to:

             Testa, Hurwitz & Thibeault, L.L.P.
             High Street Tower
             125 High Street
             Boston, MA 02110
             Telecopy:  617.248.7100
             Attention:  Kathy Fields, Esq.

     (b) If to ValueAct, to:
             ValueAct Capital Partners, L.P.
             One Maritime Plaza, 14th Floor
             San Francisco, CA 94111
             Telecopy: 415.362.5727
             Attention:  George Hamel

            with a copy to:

            Dechert
            4000 Bell Atlantic Tower
            1717 Arch Street
            Philadelphia, PA 19103-2793
            Telecopy: 215.994.2222
            Attention:  Christopher G. Karras, Esq.

All such notices and such communications shall be deemed to have been given: at the time delivered by hand., if personally delivered; when receipt is acknowledged, if telecopied; on the next Business Day, if timely delivered to a courier guaranteeing overnight delivery; and five days after being deposited in the mail, if sent first class or certified mail, return receipt requested, postage prepaid.

     Section 6.2. 	Amendments. Except as otherwise provided herein, no
modification, amendment or waiver of any provision of this Agreement shall be effective against any party hereto unless such modification, amendment or waiver is approved in writing by each party hereto. The failure of any party to enforce any of the provisions of this Agreement shall in no way be construed as a waiver of such provisions and shall not affect the right of such party thereafter to enforce each and every provision of this Agreement in accordance with its terms.

     Section 6.3. 	Failure to Pursue Remedies.  The failure of any party
to seek redress for violation of, or to insist upon the strict performance of, any provision of this Agreement shall not prevent a subsequent act, which would have originally constituted a violation, from having the effect of an original violation.

     Section 6.4. 	Specific Performance.  The parties hereto acknowledge
that there would be no adequate remedy at law if any party fails to perform any of its obligations hereunder, and accordingly agree that each party, in addition to any other remedy to which it may be entitled at law or in equity, shall be entitled to compel specific performance of the obligations of any other party under this Agreement in accordance with the terms and conditions of this Agreement. Any remedy under this Section 6.4 is subject to certain equitable defenses and to the discretion of the court before which any proceedings therefor may be brought.

     Section 6.5. 	Cumulative Remedies.  The rights and remedies provided
by this Agreement are cumulative and the use of any one right or remedy by any party shall not preclude or waive its right to use any or all other remedies. Said rights and remedies are given in addition to any other rights the parties may have by law, statute, ordinance or otherwise.

     Section 6.6. 	Binding Effect.  This Agreement shall be binding upon
and inure to the benefit of all of the parties and, to the extent permitted by this Agreement, their successors, legal representatives and assigns.

     Section 6.7. 	Interpretation.  Throughout this Agreement, nouns,
pronouns and verbs shall be construed as masculine, feminine, neuter, singular or plural, whichever shall be applicable. All references herein to "Articles," "Sections" and "Paragraphs" shall refer to corresponding provisions of this Agreement.

     Section 6.8. 	Severability.  The invalidity or unenforceability of
any particular provision of this Agreement shall not affect the other provisions hereof, and this Agreement shall be construed in all respects as if such invalid or unenforceable provision were omitted.

     Section 6.9. 	Counterparts.  This Agreement may be executed in any
number of counterparts with the same effect as if all parties hereto had signed the same document. All counterparts shall be construed together and shall constitute one instrument.

     Section 6.10. 	Integration.  This Agreement constitutes the entire
agreement among the parties hereto pertaining to the subject matter hereof and, except as otherwise provided herein, supersedes all prior agreements and understandings pertaining thereto.

     Section 6.11. 	Governing Law.  This Agreement and the rights of the
parties hereunder shall be interpreted in accordance with the laws of the State of Delaware, and all rights and remedies shall be governed by such laws without regard to principles of conflict of laws.

     Section 6.12. 	Termination.  This Agreement shall terminate at
such time as the Holders are able to sell, within any three month period, all of the Registrable Securities beneficially owned by them pursuant to Rule 144 under the Securities Act.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above stated.

ONESOURCE INFORMATION SYSTEMS, INC.

     By:	/s/ Roy Landon
        --------------------------------
       Name: Roy Landon
       Title: Chief Financial Officer

VALUEACT CAPITAL PARTNERS, L.P.

BY:  VA PARTNERS, L.L.C., its General Partner

     By:	/s/ Peter H. Kamin
        --------------------------------
        Peter H. Kamin
        Managing Member

VALUEACT CAPITAL PARTNERS II, L.P.

BY: VA PARTNERS, L.L.C., its General Partner

     By:	/s/ Peter H. Kamin
        --------------------------------
        Peter H. Kamin
        Managing Member

VALUEACT CAPITAL INTERNATIONAL, LTD.

BY:  VA PARTNERS, L.L.C., its General Partner

     By:	/s/ Peter H. Kamin
        --------------------------------
        Peter H. Kamin
        Managing Member